NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

June 15, 2022

Gregory Herbers

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transnational Group, Inc.
Post-Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Filed June 7, 2022
Commission File No. 024-11775

Dear Mr. Herbers:

This is in response to the oral comment of the Staff received on June 14, 2022, relating to the captioned Offering Statement on Form 1-A of Transnational Group, Inc. (the “Company”). The oral comment of the Staff is addressed below.

Part 1 of Offering Statement

In its oral comment, the Staff requested that the Company file a Post-Qualification Amendment No. 2 to revise the offering price and related entries set forth in Part 1, to align such information with the $0.015 offering price stated in the Offering Circular. Please be advised that Post-Qualification Amendment No. 2 reflects the requested revisions.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Post-Qualification Amendment to its Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

      Eric Newlan

      Managing Member

cc: Transnational Group, Inc.